

May 23, 2013

<u>Via Facsimile</u>
Eric Montandon
Chief Executive Officer
Asia8, Inc.
700 Lavaca Street
Suite 1400
Austin, TX 78701

> **Re:** **Asia8, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **File No. 0-27735**

Dear Mr. Montandon:

We refer you to our comment letter dated December 13, 2012 regarding business contacts with Iran, Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Cecilia Blye
>
> Cecilia Blye, Chief
> Office of Global Security Risk

cc: Ruairidh Campbell, Esq.
       Orsa & Company

       Mara Ransom
       Assistant Director
       Division of Corporation Finance